UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of  November, 2005

Commission File Number  001-32570

Entrée Gold Inc.

(Translation of registrant's name into English)

Suite 1201 - 1166 Alberni Street, Vancouver, BC  V6E 3Z3

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F  [   ]     Form 40-F  [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  [   ]

Note:  Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  [   ]

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission fling on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.     Yes  [   ]     No  [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-__________.

DRILLING CONFIRMS CONTINUITY OF HIGH-GRADE MINERALIZATION ON ENTRÉE'S COPPER FLATS

Vancouver, B.C., Thursday, November 10, 2005 - Entrée Gold Inc. (TSX-V: ETG; AMEX: EGI - "Entrée" or the "Company") reports the latest results from drilling on the Copper Flats region of its Lookout Hill property, Mongolia. Drill holes EGD053A and OTD1219A have both intersected high-grade copper and gold mineralization, north of the joint Entrée - Ivanhoe Mines Ltd. (NYSE: IVN; TSX: IVN; - "Ivanhoe") property boundary.

Hole EGD053A

Hole EGD053A is a daughter hole collared on the same section as hole EGD053, previously reported (September 28, 2005) to host mineralization at an along-strike distance of 625 metres north of the property boundary.  The mineralized interval in EGD053 is at a vertical depth of approximately 1,200 metres and was interpreted to be near the top of the Hugo North Extension. Hole EGD053A has intersected 92 metres of highly altered quartz monzodiorite that averages 3.55% copper and 1.42 g/t gold for a copper equivalent grade* of 4.46%. The mineralized interval in EGD053A occurs approximately 150 metres vertically below the mineralization in hole EGD053 and, significantly, suggests the system is widening with depth.

Hole EGD053A remained in weak to moderately mineralized quartz monzodiorite for an additional 120 metres down-hole below the highly mineralized 92 metre interval.  It then penetrated a fault and passed into un-mineralized basalt that is interpreted to lie within the hangingwall stratigraphy of the mineralization.  The hole was terminated at a down-hole depth of 1,833 metres in this hangingwall stratigraphy.

Hole OTD1219A

Daughter hole OTD1219A was collared on Ivanhoe's Oyu Tolgoi property and drilled northwestwards onto Entrée's Copper Flats.  The hole intersected 30 metres of highly mineralized quartz monzodiorite on Entrée's Copper Flats ground, approximately midway between previously reported holes EGD016 and EGD008.  The mineralized interval, between down-hole depths of 1,196 metres to 1,226 metres, averaged 4.1% copper and 1.06 g/t gold for a copper equivalent grade* of 4.78%.  This mineralization lies at a vertical depth of approximately 1,100 metres, 100 metres below a weakly mineralized interval encountered in previous hole OTD1219.  This weakly mineralized OTD1219 interval is interpreted to lie at the very top of the Hugo Extension mineralized body.

A second daughter hole, OTD1219B, has also been completed on this section.  Although assays for this hole are pending, very strong copper mineralization was intersected on Entrée's Copper Flats ground between down-hole depths of 1,253 metres and 1,322 metres.  This zone of very strong mineralization lies within a wider interval (between down-hole depths of 1,173 metres to 1,325 metres) of visibly strong mineralization.  The zone of mineralization in daughter hole OTD1219B lies approximately 100 metres vertically below the mineralized intercepts in daughter hole OTD1219A and further illustrates the widening of this mineralized system with depth.  An additional daughter hole, OTD1219C, is currently being drilled to intersect the mineralization at an additional projected 150 metres below the OTD1219B interval.

Significant assays in holes EGD053A and OTD1219A include the following:

EGD053A

Down-hole depth (metres)	Interval (metres)	Copper %	Gold g/t	Copper Equivalent* %

1,408 - 1,500	92	3.55	1.42	4.46

OTD1219A

Down-hole depth (metres)	Interval (metres)	Copper %	Gold g/t	Copper Equivalent*%

1,196 - 1,226	30	4.10	1.06	4.78

* Copper equivalent grades have been calculated using assumed metal prices (US$0.80/lb. for copper and US$350/oz. for gold).  For the purposes of this calculation,
%Cu equivalent = %Cu + [Au(g/t)x(11.25/17.64)]

ENTRÉE INDEPENDENT EXPLORATION

Entrée continues its independent exploration of its 100% owned Lookout Hill property.  Three drill rigs are currently testing geophysical, geochemical and geological targets at Zones I/II and at Bayan Ovoo. In addition, geophysical and geochemical surveys are now completed on the Company's Ulziit Uul property, located approximately 120 kilometres north of Lookout Hill and the drilling of selected targets is underway.

ADDITIONAL CASH RECEIPTS

With the exercise of in-the-money share purchase warrants in October, Entrée has received an additional $4.17 million dollars, from the issuance of approximately 3.3 million shares. The Company now has approximately $26.5 million on hand with which to finance its existing exploration programs and prospective acquisitions.

QUALITY ASSURANCE AND CONTROL

Robert Cann, P.Geo., Entrée's Vice-President, Exploration and a qualified person as defined by National Instrument 43-101, is responsible for the preparation of technical information in the Company's news releases. SGS Mongolia LLC prepares the split core at the project site and assays all samples at its facility in Ulaanbaatar, Mongolia. Ivanhoe's QA/QC program is monitored by independent consultant Dr. Barry Smee, P.Geo., and managed on site by Dale Sketchley, M.Sc., P.Geo.  Prepared standards and blanks are inserted at the sample preparation lab at the project site to monitor the quality control of the assay data.

ABOUT ENTRÉE GOLD INC.

Entrée Gold Inc. (www.entreegold.com) is a junior mineral exploration company focused on gold and copper prospects. The Company is a large landholder in Mongolia's south Gobi Desert, near the Chinese border. Entrée maintains 100% interest in the 179,590 hectare Lookout Hill (Shivee Tolgoi) property which completely surrounds Ivanhoe's 8,500 hectare, Turquoise Hill (Oyu Tolgoi) holdings.

Under an "Earn-In Agreement" announced in October 2004, Ivanhoe has the right to earn an interest in approximately 22% (40,000 hectares) of Entrée's Lookout Hill property. By the terms of the agreement, Ivanhoe must spend a minimum of US $20 million in order to earn any interest in the mineral rights to the project property and may acquire up to a 70% interest in mineralization above a depth of 560 metres and an 80% interest in mineralization below a depth of 560 metres by spending US$35 million. Thereafter, Entrée has the right to require Ivanhoe to fund its share of subsequent joint venture costs through to production, to be recovered from production cash flow.

Recent equity investments from Ivanhoe and Rio Tinto plc (NYSE: RTP; LSE: RIO.L - "Rio Tinto"), together with the exercise of previously-issued share purchase warrants, have increased the Company's operating cash to approximately CDN$26.5 million and allowed it to expand its budgets for its independent exploration of its Lookout Hill and Ulziit Uul projects. The current program at Lookout Hill has been increased from US$3 million to an estimated US$5.1 million; while the program budget at Ulziit Uul has been increased from US$0.9 million to an estimated US$1.9 million.

Entrée is a Tier 1 listed company that trades on the TSX Venture Exchange under the symbol "ETG" and on the AMEX under the symbol "EGI" and currently has over 69 million shares issued and outstanding.

FURTHER INFORMATION

Primoris Group

Investor Relations

Tel: 866-368-7330

Email: ETG@primorisgroup.com

or

Entrée Gold Inc.

Mona Forster, Business Manager

Tel: 604-687-4777

Website: www.entreegold.com

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

This news release contains forward-looking statements. Forward-looking statements are statements which relate to future events. In some cases, you can identify forward-looking statements by terminology such as "may", "should", "expects", "plans", "anticipates", "believes", "estimates", "predicts", "potential" or "continue" or the negative of these terms or other comparable terminology. These statements are only predictions and involve known and unknown risks, uncertainties and other factors that may cause our or our industry's actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements.

While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggested herein. Except as required by applicable law, including the securities laws of the United States, the Company does not intend to update any of the forward-looking statements to conform these statements to actual results. Readers are referred to the sections entitled "Risk Factors" in the Company's periodic filings with the British Columbia Securities Commission, which can be viewed at www.SEDAR.com, and with the United States Securities and Exchange Commission, which can be viewed at www.SEC.gov.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENTRÉE GOLD INC.

(Registrant)

Date   November 10, 2005

By:

/s/  Hamish Malkin

Hamish Malkin

Secretary and Chief Financial Officer